Ariel Investment Trust

200 East Randolph Street

Suite 2900

Chicago, IL 60601

March 28, 2024

VIA EDGAR TRANSMISSION

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ariel Investment Trust (the “Trust”)

(1933 Act Registration No. 033-07699)

(1940 Act Registration No. 811-04786)

Responses to SEC Comments – Sarbanes-Oxley Review

Dear Ms. Miller:

The purpose of this letter is to respond to oral comments you provided to our counsel on behalf of the U.S. Securities and Exchange Commission (“SEC”) on February 26, 2024, as clarified on March 12, 2024. The comments were in response to the recent Sarbanes-Oxley review of the Trust’s financial statements for the reporting period ended September 30, 2023 (the “9/30/23 Financials”) as filed in the Trust’s annual report on Form N-CSR for the same period (the “Report”), and expressly applicable only for future financial statements.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Report.

The Trust’s responses to your comments are as follows:

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SEC Comment: Under Regulation S-X, if the notes to the financial statement reflect any “contingencies and commitments,” there should be a corresponding reference to the note in the actual financial statements. In the event any of the Trust’s funds had such contingencies and commitments, for example, amounts subject to recoupment pursuant to an expense limitation agreement, there should be an appropriate line item on the balance sheet in the Trust’s financial statement for contingencies and commitments.

Response:

We confirm that: 1) the notes to the 9/30/23 Financials do not reflect any contingencies and commitments, 2) that the Agreements to Waive Fees and Reimburse Expenses which were operative during the reporting period and which are currently in effect for certain series of the Trust do not contain, explicitly or implicitly, any terms allowing for the subsequent recoupment of waived management fees or reimbursed expenses, and 3) that no series of the Trust had any contingencies or commitments during the reporting period. Therefore, we do not believe there were any contingencies or commitments which needed to be noted in the 9/30/23 Financials. In the future, if a series of the Trust has a contingency or commitment within the scope of Regulation S-X, we will comply with the staff’s comment. We thank the staff for their diligent review of the Trust’s financial statements.

* * * * * *

I trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact me at (312) 612-2623.

Sincerely,

/s/ Tricia Larkin

Tricia Larkin

Treasurer, Ariel Investment Trust

cc:	Wendy D. Fox, Esq., Chief Compliance Officer, Ariel Investment Trust

Michael D. Jiang, Esq., Head of Fund Governance, Ariel Investment Trust

Arthur Don, Esq., Greenberg Traurig, LLP, Counsel to the Trust

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